Filed by ECLIPSYS CORPORATION pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation. Commission File No. 000-24539

The following are excerpts of an interview with Phil Pead, President and Chief Executive Officer of Eclipsys Corporation by Healthcare Informatics:

Web-Exclusive Interview: Eclipsys CEO Phil Pead explains what drew him to Allscripts and Glen Tullman By Mark Hagland

Phil Pead, 57, president and CEO of the Atlanta-based Eclipsys Corporation, spoke with HCI Editor-in-Chief Mark Hagland this week about his vision for the merger of his company and that of the Chicago-based Allscripts. If the merger, announced June 9, goes through all its necessary approvals, Pead and Glen Tullman, CEO of Allscripts, expect the merger process to be completed “in the September-October timeframe,” Pead says. Pead will be chairman of the combined company, while Tullman will be CEO. The merger was valued at $1.3 billion in an all-stock transaction, and involves more than 5,500 employees. Below are excerpts from Mark Hagland’s interview with Pead.

Healthcare Informatics: What was the rationale for you behind this merger action?

Phil Pead: As you look at say, probably middle to late last year, we began to see more and more requests from hospitals asking for some kind of integrated ambulatory and inpatient solution. And this was always where healthcare was going, with the majority of procedures being performed in an ambulatory setting. So if you look at that anticipated evolution, things were always going to shift towards that. But then you look at the federal government, offering $30 billion to accelerate this. And meaningful use will require 10 percent meaningful use on the hospital level, and perhaps as much as 40 percent on the ambulatory level. And CIOs and clinicians are saying, if we don’t connect our community physicians, we’re going to lose this opportunity. And for a long time, hospitals didn’t believe that they could really have the legal opportunity to help fund physicians; and then that changed. And then meaningful use came about, and that really accelerated things for us.

Where we did not provide an adequate solution was in the ambulatory environment, because the workflows were so different. Allscripts and Eclipsys have a lot of mutual clients. And they said, we need you guys to get together and work this out. Now, one of the things our competition is going to say is that the integration will be very difficult. But I’ve got news for them: Allscripts has a dot-net platform, and so do we. We’ve both standardized on Microsoft. Furthermore, we both have an open architecture, and we can write to each other’s platforms. Finally, we in essence have already done this with numerous clients, and [Manhattan-based] New York Presbyterian is one example in which that work has already taken place. What’s more, because of our relationship with [Redmond, Wash.-based] Microsoft, we’ll be able to integrate HealthVault, so we’ll end up with a really seamless experience. And we’ll have 180,000 physicians, 1,500 hospitals, and 10,000 post-acute facilities running our combined software. That pretty much takes care of the entire landscape for patients. Just the other day, I was talking with a CEO about the situation in which a patient is admitted to the hospital and receives treatment, and then when the patient goes back into the community, the results and details of that patient’s treatment are not communicated to his or her primary care physician, and then that same patient ends up being readmitted time after time, without the benefit of the kind of handoff of information that might have averted readmission.

And that’s how this merger is going to change healthcare. It’s not just a question of transferring information, but providing usable data across the continuum. We have the best data analytics in the market. So because we have the best clinical analytics in the marketplace, we’ll be able to take the data generated by the patient’s admission to the hospital, and transfer that back to the providers in the community. And to me, that’s ultimately where I wanted to take Eclipsys, and where Glenn wanted to take Allscripts.

HCI: And you believe that the integration will be very quick?

Pead: Yes, because it’s dot-net and open architecture, and Microsoft is very excited about helping us. We’ll be $1.2 billion revenue, and entirely dot-net in architecture—the biggest healthcare play in the industry. And do you want to go MUMPS, or move towards the platform of the future? And we’ve already got clients today who use Allscripts on the outpatient side and Eclipsys on the inpatient side. We’ve already got reference sites where this is already working today.

HCI: Will the cultures of the organizations mesh?

Pead: Yes, I think they will. We’ve had a number of town-hall meetings already. And folks are really excited. The Allscripts folks are excited, because they’ve now got a much bigger playing field on the inpatient side; and our folks are excited, because our campus is much bigger. So it’s very exciting for everyone.

HCI: How would you allay the service concerns of anyone worried, especially in the context of meaningful use?

Pead: The beauty of this is that there’s almost no overlap of product sets, so we won’t be distracted by that. We’ve got PeakPractice, a really great SaaS-based product that provides EMR and practice management to smaller physician practices, while Allscripts has Professional, which addresses the mid-sized practice, as well as Enterprise, their large-scale ambulatory, which we’ll merge onto our Sunrise platform, though we’ll also allow people to use Sunrise as a standalone product. But we’ll also integrate the workflow onto Sunrise, so that if someone wants to scale that out to their faculty, they can do that via the enterprise product. That’s what we’ve done with New York-Presbyterian. And because there is virtually no overlap, that will be smooth. So we just need to work on the integration at the technical level.

HCI: At the time of HIMSS in March, were you already negotiating with Allscripts?

Pead: Well, all that information will be provided through our proxy. But we’ve been talking together for a while, just because we’ve got mutual clients, so we were talking just on the integration side. But I’ve got to tell you, the best thing for me is when clients push you together, because you know you’ve got a winner. And our clients love it, because they’re able to put together the best inpatient and ambulatory solutions.

HCI: Do you anticipate any layoffs?

Pead: Clearly, there’s going to be some effect of the merger, probably more in the back office area, because there are duplications being two public companies—accounting, HR, such areas. But the opportunity for us on the cost savings side is on the systems side. And because there’s so little overlap on the product side, I don’t see a lot of that kind of thing, in terms of people. And the last thing you want to do is to do a merger like this, and see a lot of unhappy people who are forced to leave. For Allscripts, their back-office systems had been provided by Misys. That contract is over in October; and we’ll be able to provide ours. So I won’t say there will be no layoffs; but that will be minimal. We’ll have over 5,000 employees, $1.2 billion in revenue, and because we both have leadership positions in both places, we’ll need them as much as they need us.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.